Exhibit 12(a)

XEROX CREDIT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Income before income taxes	$16	$21	$70	$71	$89	$142	$91

Fixed Charges:
Interest Expense
Other debt	8	15	49	54	63	127	298

Total Fixed charges	8	15	49	54	63	127	298

Earnings available for fixed charges	$24	$36	$119	$125	$152	$269	$389

Ratio of earnings to fixed charges (1)	3.00	2.40	2.43	2.31	2.41	2.12	1.31

(1)	The ratio of earnings to fixed charges has been computed by dividing total earnings available for fixed charges by total fixed charges.

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